  Exhibit 99.1

PRESS RELEASE

AUGUST 6, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2019 SECOND QUARTER RESULTS ON AUGUST 12

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE American: SAND, TSX: SSL) will release its 2019 second quarter results on Monday, August 12, 2019 after markets close.

A conference call will be held on Tuesday, August 13, 2019 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 201 389 0899

North American Toll-Free: (+1) 877 407 0312

Conference ID: 13692951

Webcast URL: https://bit.ly/334xXoK

TSX: SSL	NYSE.AMERICAN: SAND

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM FORGAARD
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 187 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

TSX: SSL	NYSE.AMERICAN: SAND